Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

DECEMBER 31, 2007 and DECEMBER 31, 2006

(Expressed in thousands of U.S. Dollars – except share data)

	2007	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$181,447	$174,567
Restricted cash	6,889	4,347
Accounts receivable, net	23,411	15,425
Insurance claims	13,120	1,865
Due from related companies	972	—
Advances and other	5,359	5,480
Vessel held for sale	27,535	—
Inventories	12,099	8,431
Prepaid insurance and other	4,030	3,020
Financial instruments-Fair value	1,191	9,358

Total current assets	276,053	222,493

INVESTMENTS	1,000	14,045
FIXED ASSETS
Advances for vessels under construction	169,739	261,242

Vessels	2,127,704	1,649,928
Accumulated depreciation	(227,521)	(191,281)

Vessels’ Net Book Value	1,900,183	1,458,647

Total fixed assets	2,069,922	1,719,889

DEFERRED CHARGES, net	15,801	13,448

Total assets	$2,362,776	$1,969,875

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$44,363	$23,117
Payables	34,871	22,255
Due to related companies	2,428	2,414
Accrued liabilities	17,275	18,218
Accrued bank interest	16,952	13,705
Unearned revenue	11,939	12,075
Deferred income, current portion	2,626	5,821
Financial instruments – Fair value	28,811	3,825

Total current liabilities	159,265	101,430

LONG-TERM DEBT, net of current portion	1,345,580	1,110,544

DEFERRED INCOME, net of current portion	—	2,626

MINORITY INTEREST	3,391	2
STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 38,059,142 and 38,079,742 issued and outstanding at December 31, 2007 and December 31, 2006, respectively	38,059	19,040
Additional paid-in capital	273,036	267,430
Accumulated other comprehensive income / (loss)	(23,775)	4,718
Retained earnings	567,220	464,085

Total stockholders’ equity	854,540	755,273

Total liabilities and stockholders’ equity	$2,362,776	$1,969,875

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars – except share and per share data)

	2007	2006	2005
VOYAGE REVENUES:	$500,617	$427,654	$295,623

EXPENSES:
Commissions	17,976	15,441	11,604
Voyage expenses	72,075	69,065	35,970
Charter hire expense	15,330	24,461	24,317
Vessel operating expenses	108,356	76,095	52,945
Depreciation	81,567	59,058	35,697
Amortization of deferred dry-docking costs	3,217	4,857	6,583
Provision for doubtful receivables	—	—	40
Management fees	9,763	7,103	5,460
General and administrative expenses	4,382	3,510	3,631
Management incentive award	4,000	3,500	2,500
Stock compensation expense	5,670	216	—
Foreign currency losses/(gains)	691	279	(181)
Amortization of deferred gain on sale of vessels	(3,168)	(3,168)	(3,168)
Gain on sale of vessels	(68,944)	(38,009)	(34,540)

Total expenses	250,915	222,408	140,858

Operating income	249,702	205,246	154,765

OTHER INCOME (EXPENSES):
Gain on sale of non-operating vessels	—	—	10,765
Gain on sale of shares in subsidiary	—	25,323	—
Interest and finance costs, net	(77,382)	(42,486)	(11,247)
Interest and investment income	13,316	7,164	7,360
Other, net	924	1,159	112

Total other income (expenses), net	(63,142)	(8,840)	6,990

MINORITY INTEREST	(3,389)	(2)	—

Net Income	$183,171	$196,404	$161,755

Earnings per share, basic	$4.81	$5.15	$4.09

Earnings per share, diluted	$4.79	$5.15	$4.09

Weighted average number of shares, basic	38,075,859	38,127,692	39,544,540

Weighted average number of shares, diluted	38,234,079	38,141,052	39,573,692

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2007 AND 2006

(Expressed in thousands of U.S. Dollars – except share and per share data)

	Three months ended December 31,
	2007	2006
VOYAGE REVENUES:	$130,891	$111,590

EXPENSES:
Commissions	4,686	3,822
Voyage expenses	16,530	14,035
Charter hire expense	3,507	6,149
Vessel operating expenses	31,512	23,657
Depreciation	21,601	16,980
Amortization of deferred dry-docking costs	64	1,036
Management fees	2,522	1,951
General and administrative expenses	2,009	1,409
Management incentive award	4,000	3,500
Stock compensation expense	1,747	216
Foreign currency losses	449	169
Amortization of deferred gain on sale of vessels	(792)	(792)
Gain on sale of vessels	(30,755)	(24,688)

Total expenses	57,080	47,444

Operating income	73,811	64,146

OTHER INCOME (EXPENSES):
Gain on sale of shares in subsidiary	—	25,323
Interest and finance costs, net	(23,474)	(14,759)
Interest and investment income	2,529	2,642
Other, net	210	(245)

Total other income (expenses), net	(20,735)	12,961

MINORITY INTEREST	(896)	(2)

Net Income	$52,180	$77,105

Earnings per share, basic	$1.37	$2.02

Earnings per share, diluted	$1.36	$2.02

Weighted average number of shares, basic	38,059,142	38,079,828

Weighted average number of shares, diluted	38,323,469	38,090,922

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars – except share and per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stock- Holders’ Equity
BALANCE, December 31, 2004		$20,176	$282,451	$1,136	$215,758	$519,521

Net income	161,755				161,755	161,755
– Exercise of stock options		18	203			221
– Repurchase and cancellation of common stock (2,033,580 shares)		(1,017)	(13,417)		(23,322)	(37,756)
– Cash dividends declared and paid ($0.975 per share)					(38,486)	(38,486)
– Fair value of financial instruments	4,265			4,265		4,265
– Reclassification of gains on undesignated cash flow hedges	(2,334)			(2,334)		(2,334)

Comprehensive income	$163,686

BALANCE, December 31, 2005		$19,177	$269,237	$3,067	$315,705	$607,186

Net income	196,404				196,404	196,404
– Exercise of stock options		6	65			71
– Repurchase and cancellation of common stock (286,400 shares)		(143)	(1,872)		(3,246)	(5,261)
– Cash dividends declared and paid ($1.175 per share)					(44,778)	(44,778)
– Fair value of financial instruments	3,666			3,666		3,666
– Fair value of investments	3,072			3,072		3,072
– Reclassification of gains on undesignated cash flow hedges	(5,087)			(5,087)		(5,087)

Comprehensive income	$198,055

BALANCE, December 31, 2006		$19,040	$267,430	$4,718	$464,085	$755,273

Net income	183,171				183,171	183,171
– Repurchase and cancellation of common stock (41,600 shares)		(21)	(270)		(1,047)	(1,338)
– Issuance of 21,000 shares of restricted share units		10	(10)			—
– Cash dividends declared and paid ($1.575 per share)					(59,959)	(59,959)
– Two-for-one stock split		19,030			(19,030)	—
– Fair value of financial instruments	(25,421)			(25,421)		(25,421)
– Fair value of investments	953			953		953
– Reclassification upon sale of investments	(4,025)			(4,025)		(4,025)
– Amortization of restricted share units			5,886			5,886

Comprehensive income	$154,678

BALANCE, December 31, 2007		$38,059	$273,036	$(23,775)	$567,220	$854,540

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE YEAR AND THE THREE MONTHS ENDED DECEMBER 31, 2007 AND 2006

(Expressed in thousands of U.S. Dollars)

	Year ended December 31,		Three months ended December 31,
	2007	2006	2007	2006
Cash Flows from Operating Activities:

Net income	$183,171	$196,404	$52,186	$77,114
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	81,567	59,058	21,600	16,980
Amortization of deferred dry-docking costs	3,217	4,857	64	1,036
Amortization of loan fees	921	1,495	232	640
Amortization of deferred income	(3,168)	(3,168)	(793)	(793)
Amortization of restricted share units	5,670	216	1,747	216
Change in fair value of derivative instruments	7,733	556	4,194	1,873
Change in fair value of investments	—	(4,018)	3,072	(3,490)
Gain on sale of vessels	(68,944)	(38,009)	(30,755)	(24,688)
Gain on sale of shares in subsidiary	—	(25,323)	—	(25,323)
Minority interest	3,389	2	896	2
Gain on sale of investments	(4,230)	(561)	(3,072)	(66)
Payments for dry-docking	(9,691)	(4,903)	(1,135)	(1,374)
(Increase) Decrease in:
Receivables	(20,092)	(12)	(7,377)	3,913
Inventories	(3,668)	(3,025)	(8)	906
Prepaid insurance and other	(1,010)	(657)	2,660	2,524
Increase (Decrease) in:
Accounts payable	12,630	9,253	(6,867)	(6,092)
Accrued liabilities	3,252	16,090	(8,778)	(369)
Unearned revenue	(136)	6,743	5,523	5,407

Net Cash provided by Operating Activities	190,611	214,998	33,389	48,416

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(111,090)	(152,767)	(26,187)	5,036
Vessel acquisitions and/or improvements	(421,187)	(813,243)	(3,371)	(106,837)
Investments	(1,000)	(4,992)	(1,000)	(1)
Proceeds from sale of investments	15,203	27,647	—	11,545
Proceeds from sale of shares in subsidiary	—	25,323	—	25,323
Proceeds from sale of vessels	142,433	88,706	59,603	57,215

Net Cash (used in)/provided by Investing Activities	(375,641)	(829,326)	29,045	(7,719)

Cash Flows from Financing Activities:
Proceeds from long-term debt	342,345	992,282	—	118,000
Financing costs	(533)	(2,972)	(12)	(692)
Payments of long-term debt	(86,063)	(292,140)	(37,050)	(96,301)
Proceeds from exercise of stock options	—	71	—	12
Increase in restricted cash	(2,542)	(4,076)	(2,361)	(3,216)
Repurchase and cancellation of common stock	(1,338)	(5,261)	—	(528)
Cash dividend	(59,959)	(44,778)	(31,400)	(23,800)

Net Cash from/(provided by) Financing Activities	191,910	643,126	(70,823)	(6,525)

Net increase (decrease) in cash and cash equivalents	6,880	28,798	(8,389)	34,172
Cash and cash equivalents at beginning of period	174,567	145,769	189,836	140,395

Cash and cash equivalents at end of period	$181,447	$174,567	$181,447	$174,567

Interest paid
Cash paid for interest, net of amounts capitalized	64,834	33,964	28,482	21,958

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share, per day and fleet data)

	Three months ended December 31		Year ended December 31
STATEMENT OF INCOME DATA	2007	2006	2007	2006
Voyage revenues	$130,891	$111,590	$500,617	$427,654

Commissions	4,686	3,822	17,976	15,441
Voyage expenses	16,530	14,035	72,075	69,065
Charter hire expense	3,507	6,149	15,330	24,461
Vessel operating expenses	31,512	23,657	108,356	76,095
Depreciation	21,601	16,980	81,567	59,058
Amortization of deferred drydocking costs	64	1,036	3,217	4,857
Management fees	2,522	1,951	9,763	7,103
General and administrative expenses	2,009	1,409	4,382	3,510
Management incentive award	4,000	3,500	4,000	3,500
Staff compensation expense	1,747	216	5,670	216
Foreign currency losses	449	169	691	279
Amortization of deferred gain on sale of vessels	(792)	(792)	(3,168)	(3,168)
Gain on sale of vessels, net	(30,755)	(24,688)	(68,944)	(38,009)

Total expenses	57,080	47,444	250,915	222,408

Operating income	73,811	64,146	249,702	205,246
Gain on sale of shares in subsidiary	—	25,323	—	25,323
Interest and finance costs, net	(23,474)	(14,759)	(77,382)	(42,486)
Interest and investment income	2,529	2,642	13,316	7,164
Other income/(expense)	210	(245)	924	1,159

Total other income (expenses), net	(20,735)	12,961	(63,142)	(8,840)

Minority interest	(896)	(2)	(3,389)	(2)

Net income	$52,180	$77,105	$183,171	$196,404

Earnings per share, basic	$1.37	$2.02	$4.81	$5.15
Earnings per share, diluted	$1.36	$2.02	$4.79	$5.15
Weighted average number of shares outstanding
Basic	38,059,142	38,079,828	38,075,859	38,127,692
Diluted	38,323,469	38,090,922	38,234,079	38,141,052

BALANCE SHEET DATA			December 31 2007	December 31 2006
Cash and cash equivalents			181,447	174,567

Current assets, including cash			276,053	222,493
Investments			1,000	14,045
Advances for vessels			169,739	261,242
Vessels at cost			2,127,704	1,649,928
Accumulated Depreciation			(227,521)	(191,281)
Vessels’ Net Book Value			1,900,183	1,458,647
Deferred charges			15,801	13,448

Total assets			$2,362,776	$1,969,875

Current portion of long-term debt			44,363	23,117

Current liabilities, including current portion of long-term debt			159,265	101,430
Long-term debt, net of current portion			1,345,580	1,110,544
Deferred income, net of current portion			—	2,626
Minority interest			3,391	2
Total stockholders’ equity			854,540	755,273

Total liabilities and stockholders’ equity			$2,362,776	$1,969,875

OTHER FINANCIAL DATA	Three months ended December 31		Year ended December 31
	2007	2006	2007	2006
Net cash from operating activities	$33,389	$48,416	$190,611	$214,998
Net cash from/(used in) investing activities	$29,045	$(7,719)	$(375,641)	$(829,326)
Net cash (used in)/from financing activities	$(70,823)	$(6,525)	$191,910	$643,126

TCE per ship per day	$29,935	$29,796	$29,421	$30,154

Operating expenses per ship per day	$8,542	$7,811	$7,669	$6,979
Vessel overhead costs per ship per day	$2,597	$2,081	$1,565	$1,162

	11,138	9,892	9,235	8,141

FLEET DATA

Average number of vessels during period	43.0	37.0	41.7	33.8
Number of vessels at end of period	43.0	37.0	43.0	37.0
Average age of fleet at end of period	Years 5.6	5.9	5.6	5.9
Dwt at end of period (in thousands)	4,670.0	4,180.8	4,670.0	4,180.8

Time charter employment – fixed rate	Days 991	688	3,959	2,606
Time charter employment – variable rate	Days 2,062	1,535	7,205	3,848
Period employment (pool and coa) at market rates	Days 336	622	1,283	3,060
Spot voyage employment at market rates	Days 462	460	2,243	2,499

Total operating days	3,851	3,305	14,690	12,013
Total available days	3,958	3,401	15,213	12,335
Utilization	97.3%	97.2%	96.6%	97.4%

TCE represents voyage revenue less voyage expenses. Commission is not deducted.

Operating expenses per ship per day exclude the two chartered-in vessels and the vessel bare-boat chartered out.

Vessel overhead costs include Management fees, General & Administrative expenses, Staff compensation expense and Management incentive award.